As filed with the Securities and Exchange Commission on July 6, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

KIMCO REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	3333 New Hyde Park Road	13-2744380
(State or Other Jurisdiction of	New Hyde Park, New York 11042-0020	(I.R.S. Employer
Incorporation or Organization)	(516) 869-9000	Identification No.)

(Address, Including Zip Code, and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Bruce M. Kauderer, Esq.

3333 New Hyde Park Road

New Hyde Park, New York 11042-0020

(516) 869-9000

(Name, Address, Including Zip Code, and Telephone Number, Including

Area Code, of Agent For Service)

Copy to:

Raymond Y. Lin, Esq.

Latham & Watkins LLP

885 Third Avenue, Suite 1000

New York, New York 10022

(212) 906-1200

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [X]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock, par value $.01 per share	138,016	$38.67	$5,337,078.72	$168.85

______________
(1)

In the event of a stock split, stock dividend, or similar transaction involving the Company’s common stock, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act, based upon the average of the high and low prices of the shares of common stock reported on the New York Stock Exchange on July 2, 2007.

This registration statement relates to the possible issuance of 138,016 shares of common stock of Kimco Realty Corporation to certain holders of units representing non-managing member interests in Pearl Towers LLC.

PROSPECTUS

Kimco Realty Corporation

138,016 Shares

Common Stock

This prospectus relates to the possible issuance of up to 138,016 shares of common stock of Kimco Realty Corporation, a Maryland corporation, from time to time, to certain holders of non-managing member units in Pearl Towers LLC upon tender of those units for redemption.

We will not receive any proceeds from the issuance of the shares of our common stock pursuant to this prospectus to the holders of units tendered for redemption, but we will acquire non-managing member units of Pearl Towers LLC from the redeeming non-managing members in exchange for shares of our common stock that we may issue pursuant to this prospectus.

Our shares of common stock are traded on the New York Stock Exchange under the symbol “KIM.” On July 2, 2007, the last reported sales price of our common stock on the New York Stock Exchange was $39.36 per share.

You should consider the risks discussed in “Risk Factors” beginning on page 1 of this prospectus before you invest in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 6, 2007

Kimco Realty Corporation

3333 New Hyde Park Road

New Hyde Park, New York 11042-0020

(516) 869-9000

TABLE OF CONTENTS

RISK FACTORS	1
WHERE YOU CAN FIND MORE INFORMATION	7
CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS	8
THE COMPANY	9
THE OFFERING	9
USE OF PROCEEDS	9
DESCRIPTION OF KIMCO CAPITAL STOCK	10
OPERATING AGREEMENT	14
COMPARISON OF PEARL TOWERS LLC AND KIMCO	21
PROVISIONS OF MARYLAND LAW AND KIMCO'S CHARTER AND BYLAWS	29
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	34
PLAN OF DISTRIBUTION	53
LEGAL MATTERS	53
EXPERTS	53

All references in this prospectus to “Kimco,” “we,” “us” or “our” mean Kimco Realty Corporation, its majority-owned subsidiaries and other entities controlled by Kimco Realty Corporation except where it is clear from the context that the term means only the issuer, Kimco Realty Corporation. All references to “common stock” refer to our common stock, par value $.01 per share. All references to “units” refer to the units in Pearl Towers LLC.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. An offer to sell these securities will not be made in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus and in the documents incorporated by reference herein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus and any prospectus supplement together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where to Find Additional Information” below. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

i

RISK FACTORS

Below are the risks that we believe are material to investors who purchase or own our common stock. In addition to other information contained or incorporated by reference in this prospectus, you should carefully consider the following factors before making a decision to redeem units or acquire the common stock offered by this prospectus.

Risks Related to the Exchange of Non-Managing Member Units for Common Stock

The exchange of non-managing member units of Pearl Towers LLC for our common stock is a taxable transaction.

The exchange of non-managing member units of Pearl Towers LLC for shares of our common stock (which may occur following the tender of such non-managing member units for redemption if we elect to satisfy the redemption obligation in shares of our common stock), assuming such units are properly treated as membership units of Pearl Towers LLC for United States federal income tax purposes, will be treated for United States federal income tax purposes as a sale of the non-managing member units by the holders of such units. A holder of such units will recognize gain or loss for United States federal income tax purposes in an amount equal to the fair market value of the shares of our common stock received in the exchange, plus the amount of the Pearl Towers LLC liabilities allocable to the units being exchanged, less the holder’s adjusted tax basis in the units exchanged. The recognition of any loss resulting from the exchange of non-managing member units for shares of our common stock is subject to a number of limitations set forth in the Internal Revenue Code of 1986, as amended, referred to herein as the Code. It is possible that the amount of gain recognized or even the tax liability resulting from the gain could exceed the value of the shares of our common stock received upon the exchange. In addition, the ability of a holder of non-managing member units to sell a substantial number of shares of our common stock in order to raise cash to pay tax liabilities associated with the exchange of non-managing member units may be restricted and, as a result of stock price fluctuations, the price the holder receives for the shares of our common stock may not equal the value of the non-managing member units at the time of the exchange.

An investment in our common stock is different from an investment in non-managing member units in Pearl Towers LLC.

If a non-managing member exercises its right to require the redemption of its units, the non-managing member may receive cash or, at our election, shares of common stock in exchange for the non-managing member units. If a non-managing member tenders all its member units and receives cash, the non-managing member will no longer have any interest in Pearl Towers LLC or us, will not benefit from any subsequent increases in the share price of our common stock and will not receive any future distributions from Pearl Towers LLC or us (unless the non-managing member currently owns or acquires in the future additional shares of our common stock or additional units). If a non-managing member receives shares of our common stock, he or she will become one of our stockholders rather than a non-managing member in Pearl Towers LLC. Although the nature of an investment in shares of our common stock is substantially equivalent economically to an investment in units in Pearl Towers LLC, there are differences between ownership of non-managing member units and ownership of our common stock. These differences, some of which may be material to you, include:

•	form of organization;
•	management control;
•	voting and consent rights;

•	liquidity; and
•	federal income tax considerations.

These differences are further discussed in “Comparison of Pearl Towers LLC and Kimco.”

Risks Related to Our Operations

Loss of Kimco’s tax status as a real estate investment trust could have significant adverse consequences to Kimco and the value of its securities.

Kimco elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes under the Code commencing with the taxable year beginning January 1, 1992. Kimco currently intends to operate so as to qualify as a REIT and believes that its current organization and method of operation comply with the rules and regulations promulgated under the Code to enable it to qualify as a REIT.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within Kimco’s control may affect Kimco’s ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of Kimco’s gross income in any year must be derived from qualifying sources, and Kimco must satisfy a number of requirements regarding the composition of its assets. Also, Kimco must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT, the federal income tax consequences of such qualification or the desirability of an investment in a REIT relative to other investments. Although Kimco believes that it is organized and has operated in such a manner so as to qualify as a REIT, Kimco can give no assurance that it has qualified or will continue to qualify as a REIT for tax purposes.

If Kimco loses its REIT status, it will face serious tax consequences that will substantially reduce the funds available to pay dividends to Kimco stockholders. If Kimco fails to qualify as a REIT:

•	Kimco would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to federal income tax at regular corporate rates;
•	Kimco also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and
•	unless Kimco was entitled to relief under statutory provisions, it could not elect to be subject to tax as a REIT for four taxable years following the year during which Kimco was disqualified.

In addition, if Kimco fails to qualify as a REIT, it would not be required to make distributions to stockholders.

As a result of all these factors, Kimco’s failure to qualify as a REIT could impair its ability to expand its business and raise capital, and could adversely affect the value of Kimco’s securities.

Adverse market conditions and competition may impede Kimco’s ability to generate sufficient income to pay expenses and maintain properties.

The economic performance and value of Kimco’s properties are subject to all of the risks associated with owning and operating real estate including:

•	changes in the national, regional and local economic climate;
•	local conditions, including an oversupply of space in properties like those that Kimco owns, or a reduction in demand for properties like those that Kimco owns;
•	the attractiveness of Kimco’s properties to tenants;
•	the ability of tenants to pay rent;
•	competition from other available properties;
•	changes in market rental rates;
•	the need to periodically pay for costs to repair, renovate and re-let space;
•	changes in operating costs, including costs for maintenance, insurance and real estate taxes;
•	the fact that the expenses of owning and operating properties are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the properties; and
•	changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes.

Downturns in the retailing industry likely will have a direct impact on Kimco’s performance.

Kimco’s properties consist primarily of community and neighborhood shopping centers and other retail properties. Kimco’s performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets, and increasing consumer purchases through catalogues and the internet. To the extent that any of these conditions occur, they are likely to impact market rents for retail space.

Failure by any anchor tenant with leases in multiple locations to make rental payments to Kimco because of a deterioration of its financial condition or otherwise, could impact Kimco’s performance.

Kimco’s performance depends on its ability to collect rent from tenants. At any time, Kimco’s tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, Kimco’s tenants may delay a number of lease commencements, decline to extend or renew leases upon expiration, fail to make rental payments when due, close stores or declare bankruptcy. Any of these actions could result in the termination of the tenants’ leases and the loss of rental income attributable to the terminated leases. In addition, lease terminations by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, Kimco may be unable to re-lease the vacated space at attractive rents or at all. The occurrence of any of the situations described above, particularly if it involves a substantial tenant with leases in multiple locations, could impact Kimco’s performance.

Kimco may be unable to collect balances due from tenants in bankruptcy.

Kimco cannot give assurance that any tenant that files for bankruptcy protection will continue to pay rent. A bankruptcy filing by or relating to one of Kimco’s tenants or a lease guarantor would bar all efforts by Kimco to collect pre-bankruptcy debts from the tenant or the lease guarantor, or their property, unless Kimco receives an order permitting it to do so from the bankruptcy court. A tenant or lease guarantor bankruptcy could delay Kimco’s efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to Kimco in full. However, if a lease is rejected by a tenant in bankruptcy, Kimco would have only a general unsecured claim for damages. Any unsecured claim Kimco holds may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws which limit the amount of the claim Kimco can make if a lease is rejected. As a result, it is likely that Kimco will recover substantially less than the full value of any unsecured claims it holds.

Real estate property investments are illiquid, and therefore Kimco may not be able to dispose of properties when appropriate or on favorable terms.

Real estate property investments generally cannot be disposed of quickly. In addition, the federal tax code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. Therefore, Kimco may not be able to vary its portfolio in response to economic or other conditions promptly or on favorable terms.

We may acquire or develop properties or acquire other real estate related companies and this may create risks.

We may acquire or develop properties or acquire other real estate related companies when we believe that an acquisition or development is consistent with our business strategies. We may not, however, succeed in consummating desired acquisitions or in completing developments on time or within budget. In addition, we may face competition in pursuing acquisition or development opportunities that could increase our costs. When we do pursue a project or acquisition, we may not succeed in leasing newly developed or acquired properties at rents sufficient to cover their costs of acquisition or development and operations. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management’s attention. Acquisitions or developments in new markets or industries where we do not have the same level of market knowledge may result in poorer than anticipated performance. We may also abandon acquisition or development opportunities that we have begun pursuing and consequently fail to recover expenses already incurred and have devoted management time to a matter not consummated. Furthermore, our acquisitions of new properties or companies will expose us to the liabilities of those properties or companies, some of which we may not be aware at the time of acquisition. In addition, development of our existing properties presents similar risks.

There is a lack of operating history with respect to our recent acquisitions and development of properties and we may not succeed in the integration or management of additional properties.

These properties may have characteristics or deficiencies currently unknown to us that affect their value or revenue potential. It is also possible that the operating performance of these properties may decline under our management. As we acquire additional properties, we will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, our ability to manage our growth effectively will require us to successfully integrate our new acquisitions into our existing management structure. We may not succeed with this integration or effectively manage additional properties. Also, newly acquired properties may not perform as expected.

Kimco does not have exclusive control over its joint venture investments, so Kimco is unable to ensure that its objectives will be pursued.

Kimco has invested in some cases as a co-venturer or partner in properties, instead of owning directly. These investments involve risks not present in a wholly-owned ownership structure. In these investments, Kimco does not have exclusive control over the development, financing, leasing, management and other aspects of these investments. As a result, the co-venturer or partner might have interests or goals that are inconsistent with Kimco’s interests or goals, take action contrary to Kimco’s interests or otherwise impede Kimco’s objectives. The co-venturer or partner also might become insolvent or bankrupt.

We have significant international operations that carry additional risks.

We invest in, and conduct, operations outside the United States. The inherent risks that we face in international business operations include, but are not limited to:

•	currency risks, including currency fluctuations;
•	unexpected changes in legislative and regulatory requirements;
•	potential adverse tax burdens;
•	burdens of complying with different permitting standards, labor laws and a wide variety of foreign laws;
•	obstacles to the repatriation of earnings and cash;
•	regional, national and local political uncertainty;
•	economic slowdown and/or downturn in foreign markets;
•	difficulties in staffing and managing international operations; and
•	reduced protection for intellectual property in some countries.

Each of these risks might impact our cash flow or impair our ability to borrow funds, which ultimately could adversely affect our business, financial condition, operating results and cash flows.

Kimco’s financial covenants may restrict its operating and acquisition activities.

Kimco’s revolving credit facilities and the indentures under which Kimco’s senior unsecured debt is issued contain certain financial and operating covenants, including, among other things, certain coverage ratios, as well as limitations on Kimco’s ability to incur secured and unsecured debt, make dividend payments, sell all or substantially all of Kimco’s assets and engage in mergers and consolidations and certain acquisitions. These covenants may restrict Kimco’s ability to pursue certain business initiatives or certain acquisition transactions. In addition, failure to meet any of the financial covenants could cause an event of default under and/or accelerate some or all of Kimco’s indebtedness, which would have a material adverse effect on Kimco.

Kimco may be subject to environmental regulations.

Under various federal, state, and local laws, ordinances and regulations, Kimco may be considered an owner or operator of real property and may be responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in Kimco’s property, as well as certain other potential costs which could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). This liability may be imposed whether or not Kimco knew about, or was responsible for, the presence of hazardous or toxic substances.

Kimco’s ability to lease or develop properties is subject to competitive pressures.

Kimco faces competition in the acquisition, development, operation and sale of real property from individuals and businesses who own real estate, fiduciary accounts and plans and other entities engaged in real estate investment. Some of these competitors have greater financial resources than Kimco does. This results in competition for the acquisition of properties, for tenants who lease or consider leasing space in Kimco’s existing and subsequently acquired properties and for other real estate investment opportunities.

Changes in market conditions could adversely affect the market price of Kimco’s publicly traded securities.

As with other publicly traded securities, the market price of Kimco’s publicly traded securities depends on various market conditions, which may change from time-to-time. Among the market conditions that may affect the market price of Kimco’s publicly traded securities are the following:

•	the extent of institutional investor interest in Kimco;
•	the reputation of REITs generally and the reputation of REITs with portfolios similar to Kimco’s;
•	the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);
•	Kimco’s financial condition and performance;
•	the market’s perception of Kimco’s growth potential and potential future cash dividends;
•	an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for Kimco’s shares; and
•	general economic and financial market conditions.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You may inspect information that we file with The New York Stock Exchange, as well as our SEC filings, at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” certain information we file with the SEC, which means that we can disclose important information to you by referring to the other information we have filed with the SEC. The information that we incorporate by reference is considered a part of this prospectus and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;
•	our Current Reports on Form 8-K filed with the SEC on March 21, 2007, April 26, 2007 and July 6, 2007; and
•	our Proxy Statement filed on April 6, 2007.

We are also incorporating by reference additional documents that we may file with the SEC under Sections 13(a), 13 (c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities described in this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference the exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

Kimco Realty Corporation

3333 New Hyde Park Road

New Hyde Park, New York 11042

Attn: Bruce M. Kauderer, Corporate Secretary

(516) 869-9000

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus and the information incorporated by reference in this prospectus or any prospectus supplement that are not historical factual statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this section for purposes of complying with these safe harbor provisions. The statements include, among other things, statements regarding the intent, belief or expectations of us and our officers and can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “should” and other comparable terms or the negative thereof. In addition, we, through our senior management, from time to time make forward-looking oral and written public statements concerning our expected future operations and other developments. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward-looking statements as a result of various factors. In addition to the factors set forth in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, you should consider the following:

(a)	General economic and local real estate conditions;
(b)	The inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or general downturn in their business;
(c)	Financing risks, such as the inability to obtain equity, debt, or other sources of financing on favorable terms;
(d)	Changes in governmental laws and regulations;
(e)	The level and volatility of interest rates and foreign currency exchange rates;
(f)	The availability of suitable acquisition opportunities; and
(g)	Increases in operating costs.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus or incorporated by reference in this prospectus may not occur.

THE COMPANY

Kimco Realty Corporation, a Maryland corporation, is one of the nation’s largest owners and operators of neighborhood and community shopping centers. Kimco is a self-administered REIT and manages its properties through present management, which has owned and operated neighborhood and community shopping centers for over 45 years. Kimco has not engaged, nor does it expect to retain, any REIT advisors in connection with the operation of its properties. As of April 23, 2007, Kimco had interests in 1,365 properties, totaling approximately 175 million square feet of gross leasable area (“GLA”) located in 45 states, Canada, Mexico, Chile and Puerto Rico. Kimco’s ownership interests in real estate consist of its consolidated portfolio and in portfolios where Kimco owns an economic interest, such as properties in Kimco’s investment management program, where Kimco partners with institutional investors and also retains management. Kimco believes its portfolio of neighborhood and community shopping center properties is the largest (measured by GLA) currently held by any publicly-traded REIT.

Kimco’s executive offices are located at 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020 and its telephone number is (516) 869-9000. For additional information on us, see “Where You Can Find More Information” on page 8.

THE OFFERING

On December 16, 2005, Pearl Towers LLC was formed. On June 22, 2006, Pearl Towers LLC issued 132,494 managing member units to Kimco Albany, Inc., our wholly-owned subsidiary, in exchange for a capital contribution of real property worth approximately $4.8 million. Also in connection with our contribution, PTA Corp., a Delaware corporation, and certain persons affiliated with PTA Corp., all of which were then unaffiliated with us, made a capital contribution to Pearl Towers LLC of real property and improvements with an equity value net of assumed debt of approximately $5.0 million in exchange for an aggregate of 138,016 non-managing member units in Pearl Towers LLC.

Beginning on June 23, 2007, the 138,016 non-managing member units held by the non-managing members may be redeemed by the holders thereof for cash, or, at our option, exchanged for common stock, as more fully described below under “Operating Agreement—Redemption Rights.” At the time of the non-managing members’ acquisition of the non-managing member units, we agreed to provide registration rights with respect to the shares of common stock for which the non-managing member units may be exchanged.

We are filing the registration statement of which this prospectus is a part pursuant to our contractual obligation related to the registration rights given to the holders of non-managing member units in Pearl Towers LLC. However, the registration of the shares of common stock being offered pursuant to this prospectus does not necessarily mean that any of the units will be tendered for redemption or that we will in fact issue any of the common stock in exchange for the units, or that if issued, such holders will offer or sell any of their shares.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of shares of common stock pursuant to this prospectus; however, we will acquire non-managing member units of Pearl Towers LLC in exchange for shares of our common stock issued to a redeeming non-managing member.

DESCRIPTION OF KIMCO CAPITAL STOCK

The following description of the terms of Kimco stock is only a summary. For a complete description, you are referred to the Maryland General Corporation Law and Kimco’s charter and bylaws. Kimco has filed its charter and bylaws with the SEC as exhibits to previous Kimco registration statements and has filed an amendment to its charter as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” beginning on page 8.

COMMON STOCK

General

Kimco has the authority to issue 750,000,000 shares of common stock, par value $.01 per share, and 382,500,000 shares of excess stock, par value $.01 per share. At March 31, 2007, Kimco had 252,484,841 shares of common stock issued and 251,938,261 shares of common stock outstanding and no shares of excess stock issued or outstanding. Prior to August 4, 1994, Kimco was incorporated as a Delaware corporation. On August 4, 1994, Kimco reincorporated as a Maryland corporation pursuant to an Agreement and Plan of Merger approved by Kimco’s stockholders. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of Kimco’s charter and bylaws.

Holders of Kimco common stock will be entitled to receive dividends when, as and if authorized by the Kimco board of directors and declared by Kimco, out of assets legally available therefor. Payment and declaration of dividends on the common stock and purchases of shares thereof by Kimco will be subject to certain restrictions if Kimco fails to pay dividends on its preferred stock. Upon Kimco’s liquidation, dissolution or winding up, holders of common stock are entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of Kimco’s debts and other liabilities and the preferential amounts owing with respect to any of Kimco’s outstanding preferred stock. The common stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, with each share entitling the holder thereof to one vote. Holders of common stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the shares of Kimco’s common stock voting for the election of directors are able to elect all of the directors if they choose to do so and, accordingly, the holders of the remaining shares will be unable to elect any directors. Holders of shares of common stock do not have preemptive rights, which means they have no right to acquire any additional shares of common stock that may be issued by Kimco at a subsequent date.

Under Maryland law and Kimco’s charter, a distribution (whether by dividend, redemption or other acquisition of shares) to holders of shares of common stock may be made only if, after giving effect to the distribution, Kimco is able to pay its indebtedness as it becomes due in the usual course of business and its total assets are greater than its total liabilities plus the amount necessary to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to the holders of common stock. Kimco has complied with these requirements in all of its prior distributions to holders of common stock.

Restrictions on Ownership

For Kimco to qualify as a REIT under the Code, not more than 50% in value of its outstanding stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. Kimco’s stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, Kimco’s charter provides, subject to exceptions, that no holder may own, or be deemed to own by virtue of the constructive ownership provisions of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code, more than 9.8% in value of the outstanding shares of Kimco’s common stock. The constructive ownership rules are complex and may cause common stock owned actually or constructively by a group of related individuals or entities or both to be deemed constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% in value of the common stock (or the acquisition of an interest in an entity which owns, actually or constructively, common stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% in value of the common stock, and thus subject such common stock to the ownership limit.

In addition, because rent from related party tenants (generally, a tenant of a REIT owned, actually or constructively, 10% or more by the REIT or a 10% owner of the REIT) is not qualifying rent for purposes of the gross income tests under the Code, Kimco’s charter provides that no individual or entity may own, or be deemed to own by virtue of the constructive ownership provisions of Section 318 of the Code, as modified by Section 856(d)(5) of the Code (which differ from the constructive ownership provisions applied to the ownership limit), in excess of 9.8% in value of Kimco’s outstanding common stock. This ownership limitation is referred to as the related party limit.

Kimco’s board of directors may waive the ownership limit and the related party limit with respect to a particular stockholder if evidence satisfactory to Kimco’s board of directors and Kimco’s tax counsel is presented that such ownership will not then or in the future jeopardize Kimco’s status as a REIT. As a condition of that waiver, Kimco’s board of directors may require opinions of counsel satisfactory to it or an undertaking from the applicant or both with respect to preserving Kimco’s REIT status.

The foregoing restrictions on transferability and ownership will not apply if Kimco’s board of directors determines that it is no longer in Kimco’s best interests to attempt to qualify, or to continue to qualify, as a REIT.

If shares of common stock in excess of the ownership limit or the related party limit, or shares which would otherwise cause the REIT to be beneficially owned by less than 100 persons or which would otherwise cause Kimco to be “closely held” within the meaning of the Code or would otherwise result in Kimco’s failure to qualify as a REIT, are issued or transferred to any person, that issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares transferred in excess of the ownership limit or the related party limit, or shares which would otherwise cause Kimco to be “closely held” within the meaning of the Code or would otherwise result in Kimco’s failure to qualify as a REIT, will automatically be exchanged for shares of a separate class of stock, which is referred to as excess stock, that will be transferred by operation of law to Kimco as trustee for the exclusive benefit of the person or persons to whom the shares are ultimately transferred, until that time as the intended transferee retransfers the shares. While these shares are held in trust, they will not be entitled to vote or to share in any dividends or other distributions (except upon liquidation). The shares may be retransferred by the intended transferee to any person who may hold those shares at a price not to exceed either:

•	the price paid by the intended transferee, or
•	if the intended transferee did not give value for such shares, a price per share equal to the market value of the shares on the date of the purported transfer to the intended transferee,

at which point the shares will automatically be exchanged for ordinary common stock. In addition, such shares of excess stock held in trust are purchasable by Kimco for a 90-day period at a price equal to the lesser of the price paid for the stock by the intended transferee and the market price for the stock on the date Kimco determines to purchase the stock. This period commences on the date of the violative transfer if the intended transferee gives Kimco notice of the transfer, or the date Kimco’s board of directors determines that a violative transfer has occurred if no notice is provided.

All certificates representing shares of common stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Code, more than a specified percentage of the outstanding shares of common stock must file written notice with Kimco containing the information specified in Kimco’s charter within 30 days after January 1 of each year. In addition, each common stockholder shall upon demand be required to disclose to Kimco in writing such information with respect to the actual and constructive ownership of shares as Kimco’s board of directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

The registrar and transfer agent for Kimco’s common stock is The Bank of New York.

PREFERRED STOCK

Kimco is authorized to issue 3,600,000 shares of preferred stock, par value $1.00 per share, 345,000 shares of 7 3/4% Class A Cumulative Redeemable Preferred Stock, $1.00 par value per share, 230,000 shares of 8 1/2% Class B Cumulative Redeemable Preferred Stock, $1.00 par value per share, 460,000 shares of 8 3/8% Class C Cumulative Redeemable Preferred Stock, $1.00 par value per share, 700,000 shares of 7 1/2% Class D Cumulative Convertible Preferred Stock, $1.00 par value per share, 65,000 shares of Class E Floating Rate Cumulative Redeemable Preferred Stock, $1.00 par value per share, and 700,000 shares of 6.65% Class F Cumulative Redeemable Preferred Stock, $1.00 par value per share. Kimco is also authorized to issue 345,000 shares of Class A Excess Preferred Stock, $1.00 par value per share, 230,000 shares of Class B Excess Preferred Stock, $1.00 par value per share, 460,000 shares of Class C Excess Preferred Stock, $1.00 par value per share, 700,000 shares of Class D Excess Preferred Stock, $1.00 par value per share, 65,000 shares of Class E Excess Preferred Stock, $1.00 par value per share, and 700,000 shares of Class F Excess Preferred Stock, $1.00 par value per share, which are reserved for issuance upon conversion of certain outstanding Class A preferred stock, Class B preferred stock, Class C preferred stock, Class D preferred stock, Class E preferred stock or Class F preferred stock, as the case may be, as necessary to preserve Kimco’s status as a REIT. At December 31, 2006, 700,000 shares of Class F Cumulative Redeemable Preferred Stock, represented by 7,000,000 depositary shares, were outstanding.

Under Kimco’s charter, Kimco’s board of directors may from time to time establish and issue one or more classes or series of preferred stock and fix the designations, powers, preferences and rights of the shares of such classes or series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of the dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions) and the liquidation preferences.

Kimco’s charter authorizes the Kimco board of directors to classify and reclassify any unissued shares of Kimco’s preferred stock into other classes or series of stock. Prior to the issuance of shares of each class or series, Kimco’s board is required by Maryland law and by Kimco’s charter to set, subject to its charter, restrictions on transfer of its stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, Kimco’s board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of Kimco’s common stock or otherwise be in their best interest.

Kimco believes that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of preferred stock and thereafter to issue the classified or reclassified shares provides it with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which Kimco’s securities may be listed or traded. Although Kimco has no present intention of doing so, it could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control of Kimco that might involve a premium price for holders of common stock or otherwise be in their best interest.

ANTI-TAKEOVER CONSIDERATIONS

Maryland law and Kimco’s articles of incorporation and bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Kimco. These provisions of Kimco’s charter and bylaws include, among others, the restrictions on ownership described above and the provisions that give Kimco the flexibility to issue capital stock, including senior securities with special voting rights and priority over Kimco common stock.

OPERATING AGREEMENT

The following summarizes the material provisions of the Amended and Restated Limited Liability Company Agreement of Pearl Towers LLC, dated as of June 22, 2006, which we refer to as the “operating agreement.” The summary is qualified in its entirety by reference to the operating agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part and which is incorporated by reference herein.

Management

Pearl Towers LLC is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act and the terms of its operating agreement, the Amended and Restated Limited Liability Company Agreement of Pearl Towers LLC, as the same has been amended to date. Kimco Albany, Inc. (the “Managing Member”), our wholly-owned subsidiary, is the sole managing member of Pearl Towers LLC. Generally, pursuant to the operating agreement, the Managing Member has exclusive and complete responsibility and discretion in the management and control of Pearl Towers LLC, including, subject to the restrictions discussed below, the ability to cause it to enter into major transactions such as acquisitions, dispositions, financings and refinancings and to manage and operate its properties. The Managing Member may not be removed as the managing member of Pearl Towers LLC, with or without cause. Non-managing members of Pearl Towers LLC have no authority to transact business for Pearl Towers LLC or participate in its management activities, except in limited circumstances described below and as required by any non-waivable provision of applicable law.

The Managing Member may not take any action in contravention of an express prohibition or limitation in the operating agreement without the consent of the representative of the non-managing members (the “Member Representative”).

The consent of the Member Representative is required before the Managing Member will be permitted to take the following extraordinary actions involving Pearl Towers LLC:

•	causing Pearl Towers LLC to liquidate;
•

causing Pearl Towers LLC to commence a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law or consenting to the filing of any involuntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law; or

•	agreeing to an early buyout of a significant lease at one of the properties owned by Pearl Towers LLC.

In addition to the above restrictions, the Managing Member may not amend the operating agreement or take any action without the consent of each non-managing member who would be materially and adversely affected if such amendment or action would:

•	modify the limited liability of a non-managing member in a manner adverse to such member;
•	alter rights of the non-managing members to receive distributions or allocations pursuant to the operating agreement;
•	alter or modify any non-managing member’s right to redeem its units as provided in the operating agreement and discussed below under “Redemption Rights”; or
•	amend the section of the operating agreement requiring non-managing member consent to certain amendments.

The Managing Member may, however, amend the operating agreement without non-managing member or Member Representative consent:

•	to add to the obligations of the Managing Member or surrender any right or power granted to the Managing Member or any affiliate of the Managing Member for the benefit of the members;
•	to reflect the admission, substitution, termination or withdrawal of members in accordance with the operating agreement;
•	to set forth the designations, rights, powers, duties and preferences of the holders of additional membership interests;
•

to reflect a change that is of an inconsequential nature and does not adversely affect the members in any material respect, or to cure any ambiguity, correct or supplement any provision in the operating agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the operating agreement that will not be inconsistent with law or with the provisions of the operating agreement;

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law; or
•	to reflect changes that are reasonably necessary for us to maintain our status as a REIT.

In general, Pearl Towers LLC will be required to pay to the non-managing members a “make whole payment” in an amount equal to the aggregate federal, state and local income taxes incurred by the non-managing member as a result of selling, transferring or otherwise actually or constructively disposing of or permitting the actual or deemed disposition of certain of Pearl Towers LLC’s property, other than (i) in a transaction with respect to which no income or gain would be required to be recognized under the Code or (ii) in a condemnation or other taking of all or any portion of the property by a governmental entity or authority in eminent domain proceedings or otherwise or any other involuntary transaction.

Transferability of Interests

The operating agreement provides that a non-managing member may not transfer its non-managing member interest, or any of its economic rights as a member, without the prior written consent of the Managing Member, which consent may not be unreasonably withheld, except that a non-managing member may, without obtaining the Managing Member’s consent, transfer its non-managing member interest (i) to a person that is an existing non-managing member, (ii) to a family member of such non-managing member or (iii) to any lenders of such non-managing member through a pledge of such non-managing member’s non-managing member interest; provided, however, that no transfer may be made to a person who (x) does not qualify as an “accredited investor” within the meaning of Regulation D under the Securities Act of 1933, as amended, (y) is a foreign person within the meaning of Section 1445 of the Code or (z) is a country, territory, individual or entity named on the lists maintained by the Office of Foreign Assets Control. Additionally, the Managing Member may prohibit any transfer by a non-managing member of its non-managing member interest if, in the opinion of legal counsel to Pearl Towers LLC, such transfer would require the filing of a registration statement under the Securities Act of 1933, as amended, or would otherwise violate any federal or state securities laws or regulations applicable to Pearl Towers LLC or the membership interests. The operating agreement also prohibits the transfer of any membership interest if:

•	in the opinion of legal counsel for Pearl Towers LLC, it would result in Pearl Towers LLC being treated as an association or publicly traded partnership taxable as a corporation;
•	such transfer is effectuated through an “established securities market” or a “secondary market” (or the substantial equivalent thereof) within the meaning of Section 7704 of the Code;
•

such transfer would cause Pearl Towers LLC to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(c) of the Code);

•

such transfer would, in the opinion of legal counsel for Pearl Towers LLC, cause any portion of the assets of Pearl Towers LLC to constitute assets of any employee benefit plan pursuant to department of Labor Regulations Section 2510.2-101;

•	such transfer would subject Pearl Towers LLC to be regulated under the Investment Company Act of 1940, the Investment Advisers Act of 1940, as amended, or ERISA; or
•

in the opinion of legal counsel for Kimco, such transfer likely would jeopardize Kimco’s ability to qualify as a REIT currently or in the future or would subject Kimco to any additional taxes under Section 857 or Section 4981 of the Code.

Capital Contributions

The operating agreement provides that the Managing Member may make additional capital contributions of real property to Pearl Towers LLC. If the Managing Member makes such a capital contribution, it has the right to receive additional managing member units. In the event the Managing Member receives additional managing member units in return for additional capital contributions, its membership interest in Pearl Towers LLC will be increased.

Tax Matters

Pursuant to the operating agreement, the Managing Member is the tax matters partner of Pearl Towers LLC. The tax matters partner serves as Pearl Towers LLC’s representative in most tax matters. For example, as the tax matters partner, the Managing Member has the authority to file tax returns and make elections for Pearl Towers LLC, conduct audits, file refund claims on behalf of Pearl Towers LLC and settle adjustments. In addition, as the tax matters partner, the Managing Member will receive notices and other information from the Internal Revenue Service. The designation of the Managing Member as the tax matters partner of Pearl Towers LLC is not directly relevant to our tax status as a REIT.

Operations

The principal business activity and purpose of Pearl Towers LLC is (i) to own, operate and manage the assets of Pearl Towers LLC; (ii) to enter into any partnership, joint venture or similar arrangement to engage in any of the foregoing or to own interests in any entity engaged in any of the foregoing; and (iii) to do anything necessary or incidental to the foregoing. The operating agreement provides, however, that Pearl Towers LLC shall not take, and shall refrain from taking, any action which, in the judgment of the Managing Member, in its sole and absolute discretion, (i) could adversely affect the ability of Kimco to qualify or to continue to qualify as a REIT; (ii) could subject Kimco to any additional taxes under Section 857 or Section 4981 of the Code; or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over Pearl Towers LLC or its securities, unless such action (or inaction) shall have been specifically consented to by the Managing Member in writing. Under the operating agreement, the Managing Member and Kimco shall be reimbursed on a monthly basis, or such other basis as they may determine in their reasonable discretion, for all reasonable expenses that they incur relating to the ownership and operation of, or for the benefit of, Pearl Towers LLC.

Distributions

Holders of non-managing member units are entitled to receive cumulative preferential distributions from the date of issuance of those non-managing member units, payable on a quarterly basis. The right of holders of non-managing member units to receive cumulative preferential distributions means that, unless and until each of those quarterly distributions are paid in full, Pearl Towers LLC cannot make any distributions to the Managing Member. These preferred distributions are a cash amount equal in value to the aggregate cash dividends, cash distributions or other cash amounts that would have been payable to such holder of non-managing member units in the event that such non-managing member owned shares of Kimco common stock equal in number to the shares of Kimco common stock issuable upon redemption of all of such non-managing member’s non-managing member units. Following the payment of the preferred distribution to holders of the non-managing member units, the Managing Member is entitled to receive the remaining cash available for distribution.

Allocation of Income and Loss

The operating net income of Pearl Towers LLC (not including any net proceeds attributable to certain property sales) is generally allocated as follows:

•

first, to the members in proportion to and to the extent that remaining net losses previously allocated to such members pursuant to the third bullet point in the description of the allocation of net loss below for all prior taxable years exceed net income previously allocated to such members pursuant to this provision for all prior taxable years;

•

second, to the non-managing members in proportion to and to the extent that net losses previously allocated to such non-managing members pursuant to the second bullet point in the description of the allocation of net loss below for all prior taxable years exceed net income previously allocated to such non-managing members pursuant to this provision for all prior taxable years;

•

third, to the Managing Member to the extent that net losses previously allocated to the Managing Member pursuant to the first bullet point in the description of the allocation of net loss below for all prior taxable years exceed net income previously allocated to the Managing Member pursuant to this provision for all prior taxable years;

•

fourth, to the non-managing members, pro rata in proportion to and up to the excess of (x) the amount of any distributions received by each such non-managing member for the current taxable year or other taxable period over (y) the cumulative net income allocated to such non-managing members pursuant to this provisions for all prior taxable years; and

•	fifth, the remaining net income of Pearl Towers LLC shall be allocated one hundred percent (100%) to the Managing Member.

The net loss of Pearl Towers LLC (not including any net losses attributable to certain property sales) is generally allocated as follows:

•

first, to the Managing Member to the extent that remaining net income previously allocated to the Managing Member pursuant to the fifth bullet point in the description of the allocation of net income above for all prior taxable years exceeds net losses previously allocated pursuant to this provision to the Managing Member for all prior taxable years;

•

second, to the non-managing members, in proportion to and to the extent that net income previously allocated pursuant to the fourth bullet point in the description of the allocation of net income above to such non-managing members for all prior taxable years exceeds net losses previously allocated to such non-managing members pursuant to this provision for all prior taxable years;

•

third, any remaining net loss shall be allocated among the members and to their capital accounts in such ratio or ratios as may be required to cause the balances of the members’ capital accounts to be as nearly equal as possible to the amount such member would receive in a hypothetical liquidation at Pearl Towers LLC.

In the event Pearl Towers LLC liquidates, the proceeds from liquidation are generally distributed as follows:

•	first, to the payment and discharge of all of Pearl Towers LLC’s debts and liabilities to creditors other than the members;
•	second, to the payment and discharge of all of Pearl Towers LLC’s debts and liabilities to the Managing Member;
•	third, to the payment and discharge of all of Pearl Towers LLC’s debts and liabilities to the non-managing members; and
•	fourth, the balance, if any, to the members in accordance with the priority of distributions.

Each of the allocation provisions described above is subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and related Treasury regulations.

Term

The operating agreement provides that the existence of Pearl Towers LLC shall be perpetual, unless and until it is dissolved in accordance with the provisions of the operating agreement. The operating agreement provides that Pearl Towers LLC will dissolve upon:

•	an election to dissolve Pearl Towers LLC made by the Managing Member;
•	an entry of a decree of judicial dissolution of Pearl Towers LLC; or
•	the sale of all or substantially all of the assets and properties of Pearl Towers LLC.

Indemnification

The operating agreement provides that, to the fullest extent permitted by Delaware law, Pearl Towers LLC will indemnify the Managing Member, the directors, trustees, trust managers and officers of Pearl Towers LLC and the Managing Member and those other persons and entities that the Managing Member may designate from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of Pearl Towers LLC or the Managing Member, as set forth in the operating agreement, in which such indemnitee may be involved, or is threatened to be involved, as a party or otherwise. Additionally, Pearl Towers LLC will indemnify and hold harmless each of the non-managing members acting on behalf of Pearl Towers LLC pursuant to the terms of the operating agreement from and against any claim by any third party seeking monetary damages against such non-managing member arising out of such non-managing member’s performance of its duties in good faith. The Managing Member is not liable to Pearl Towers LLC or its members for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the Managing Member acted in good faith. See “Comparison of Pearl Towers LLC and Kimco—Management Liability and Indemnification.”

Redemption Rights

The non-managing member units that were originally issued in connection with the contribution by the non-managing members to Pearl Towers LLC became redeemable in whole or in part for cash on June 23, 2007. Accordingly, beginning June 23, 2007, each holder of non-managing member units has the right to cause Pearl Towers LLC to redeem all or a portion of the non-managing member units held by it for cash. If a non-managing member makes such an election, in lieu of having Pearl Towers LLC redeem the tendered units we may, at our option, elect to acquire such units for cash or in exchange for shares of our common stock.

Upon redemption, the tendering holder will receive either (x) that number of shares of our common stock (the “Exchange Shares”) equal to the sum of (a) the number of non-managing member units tendered multiplied by an adjustment factor and (b) the number of shares of our common stock with a value equal to any unpaid distributions on the non-managing member units or (y) at our election, an amount of cash equal to the market value of the number of Exchange Shares as determined in (x). As of the date of this prospectus, the adjustment factor is 1.0; the adjustment factor will be adjusted to account for the economic effect of: (a) the payment of any dividends or other distributions on our common stock in shares of common stock, (b) any split or subdivision in our outstanding common stock and (c) any reverse stock split or other combination of our outstanding common stock into a smaller number of shares. If we elect to deliver cash in exchange for all or any portion of the non-managing member units, the market value of those units will be deemed to be the average of the daily market price of our common stock for the 30 consecutive trading days immediately preceding the day on which the tendering holder delivers a notice of redemption to us multiplied by the adjustment factor. Non-managing member units that are acquired by us pursuant to the exercise of a non-managing member’s redemption rights will be held by us as non-managing member units, with the same rights and preferences of non-managing member units held by non-managing members of Pearl Towers LLC.

Upon a sale by Pearl Towers LLC of the property contributed to it by the non-managing members, the non-managing member units will be redeemed for 50.001% of the net proceeds of such sale, following the payment of certain fees and expenses to the Managing Member, or, at the option of the non-managing members, as set forth above. In lieu of having Pearl Towers LLC redeem the units we may, at our option, elect to acquire such units for cash or in exchange for shares of our common stock. To the extent that the number of shares of our common stock we would be required to deliver upon such election exceeds the number of shares offered pursuant to this prospectus, we will satisfy the remaining obligations in cash.

Our acquisition of the non-managing member units, whether they are acquired for shares of common stock or cash, assuming the units are properly treated as membership units of Pearl Towers LLC for United States federal income tax purposes, will be treated as a sale of the non-managing member units to us for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations—Tax Consequences of the Exercise of Redemption Rights.”

A tendering holder effecting a redemption of all or a portion of the non-managing member units held by him must deliver to us a notice of redemption as required by the operating agreement. In general, a tendering holder shall have the right to receive the Exchange Shares or cash, which is payable in connection with the redemption, on the thirtieth business day following our receipt of the notice of redemption. All Exchange Shares delivered will be issued as duly authorized, validly issued, fully paid and non-assessable shares, free of any pledge, lien, encumbrance or restriction, other than those provided in our charter, our bylaws, the Securities Act, relevant state securities or blue sky laws and any applicable registration rights or other agreement with respect to the Exchange Shares that the tendering holder has entered into. Notwithstanding any delay in delivery, the tendering holder shall be deemed the owner of such shares and vested with all rights of a stockholder as of the date on which the redemption occurs, including the right to vote or consent, and the right to receive dividends. Correspondingly, the tendering holder’s right to receive distributions with respect to the tendered non-managing member units will cease as of the date on which the redemption occurs.

Additionally, the operating agreement prohibits any non-managing member from exercising its redemption right for fewer than 1,000 non-managing member units, unless the units constitute all of the units held by such non-managing member.

We may not elect to satisfy a redemption obligation with respect to tendered non-managing member units by issuing Exchange Shares if the delivery of Exchange Shares to a tendering holder would be prohibited under our charter, particularly those provisions which are intended to protect our qualification as a REIT, or applicable federal or state securities laws or regulations, and must satisfy any redemption obligations in cash. We will not be obligated to effect a redemption of tendered non-managing member units until the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

COMPARISON OF PEARL TOWERS LLC AND KIMCO

Generally, the nature of an investment in our common stock is similar in several respects to an investment in the non-managing member units of Pearl Towers LLC. However, there are also differences between ownership of non-managing member units and ownership of common stock, some of which may be material to investors.

Pearl Towers LLC and Kimco are organized and incorporated in Delaware and Maryland, respectively. Upon the exchange of non-managing member units for our common stock, the rights of stockholders of Kimco will be governed by the Maryland General Corporation Law and by our charter and bylaws.

The information below highlights the material differences between Pearl Towers LLC and us, relating to, among other things, form of organization, management control, voting rights, compensation and fees, investor rights, liquidity and United States federal income tax considerations. These comparisons are intended to assist holders of non-managing member units in understanding the ways in which their investment will be materially changed if they tender their non-managing member units for redemption and such units are exchanged for shares of our common stock.

The following discussion is summary in nature and does not constitute a complete discussion of these matters. The differences between the rights of Pearl Towers LLC unitholders and Kimco stockholders may be determined in full by reference to the Maryland General Corporation Law, the Delaware Limited Liability Company Act, our charter and bylaws, the operating agreement of Pearl Towers LLC, as amended, and the balance of this prospectus and the registration statement of which this prospectus is a part.

Pearl Towers LLC/ Delaware Law	Kimco / Maryland Law

Form of Organization and Assets Owned

Pearl Towers LLC is a Delaware limited liability company. Pearl Towers LLC currently owns four properties located in Texas and New York. All of Pearl Towers LLC’s assets were contributed to it by us and PTA Corp. and individuals and companies affiliated with PTA Corp.

We are a Maryland corporation. We have elected to be taxed as a REIT under the Code, commencing with our taxable year which began January 1, 1992, and intend to maintain our qualification as a REIT. Our qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Code relating to our actual annual operating results, asset composition, distribution levels, and diversity of stock ownership. See “Material United States Federal Income Tax Considerations—Taxation of the Company as a REIT.” We are headquartered in New Hyde Park, New York, and our portfolio includes interests in 1,365 properties, totaling approximately 175 million square feet of GLA located in 45 states, Canada, Mexico, Chile and Puerto Rico. Kimco’s ownership interests in real estate consist of its consolidated portfolio and in portfolios where Kimco owns an economic interest, such as properties in Kimco’s investment management program, where Kimco partners with institutional investors and also retains management. Kimco believes its portfolio of neighborhood and community shopping center properties is the largest (measured GLA) currently held by any publicly-traded REIT.

Pearl Towers LLC/ Delaware Law	Kimco / Maryland Law

Purpose

Pearl Towers LLC’s purpose is (i) to own, operate and manage the assets of Pearl Towers LLC; provided, however, that such business shall be limited to and conducted in such a manner as to permit Kimco at all times to be classified as a REIT; (ii) to enter into any partnership, joint venture or similar arrangement to engage in any of the foregoing or to own interests in any entity engaged in any of the foregoing, and (iii) to do anything necessary or incidental to the foregoing.

Under our charter and bylaws, Kimco may engage in any lawful act or activity for which corporations may be organized under the general laws of the State of Maryland.

Additional Equity

See “Operating Agreement–Capital Contributions.”

Subject to applicable New York Stock Exchange rules and regulations, our board of directors may issue, in its discretion, additional shares of stock; provided, that the total number of shares issued does not exceed the authorized number of shares of stock set forth in our charter.

Borrowing Policies

Pearl Towers LLC is not restricted from incurring debt, except that Pearl Towers LLC shall not take, and shall refrain from taking, any action which, in the judgment of the Managing Member, in its sole and absolute discretion, (i) could adversely affect the ability of Kimco to qualify or to continue to qualify as a REIT; (ii) could subject Kimco to any additional taxes under Section 857 or Section 4981 of the Code; or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over Pearl Towers LLC or its securities, unless such action (or inaction) shall have been specifically consented to by the Managing Member in writing.

We are not restricted under our charter or bylaws from incurring debt.

Management Control

All management powers over the business and affairs of Pearl Towers LLC are vested in the Managing Member. No non-managing member has any right to participate in or exercise control or management power over the business and affairs of Pearl Towers LLC, except for actions which require the consent of non-managing members or the Member Representative. See “Operating Agreement—Management” and “—Voting Rights.”

Our business and affairs are managed and under the direction of our board of directors.

Pearl Towers LLC/ Delaware Law	Kimco / Maryland Law

Duties of Managing Members and Directors

Under Delaware law, the Managing Member is accountable to Pearl Towers LLC as a fiduciary and, consequently, is required to exercise good faith in all of its dealings with respect to Pearl Towers LLC’s affairs.

Under Maryland law, directors must perform their duties in good faith, in a manner that they reasonably believe to be in our best interests and with the care of an ordinarily prudent person in a like position under similar circumstances. Directors who act in such a manner generally will not be liable by reason of being a director. Under Maryland law, an act of a director is presumed to satisfy such standards.

Management Liability and Indemnification

Pearl Towers LLC has agreed to indemnify (i) any person made a party to a proceeding by reason of (A) his status as the managing member, or as a director, trustee, trust manager or officer of Pearl Towers LLC or the Managing Member, or (B) his or its liabilities, pursuant to a loan guarantee or otherwise, for any indebtedness of Pearl Towers LLC or any subsidiary of Pearl Towers LLC (including, without limitation, any indebtedness which Pearl Towers LLC or any subsidiary of Pearl Towers LLC has assumed or taken assets subject to) and (ii) such other persons (including affiliates of the Managing Member or Pearl Towers LLC) as the Managing Member may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of Pearl Towers LLC or the Managing Member as set forth in the operating agreement, in which such indemnitee may be involved, or is threatened to be involved, as a party or otherwise.

Pearl Towers LLC is obligated to reimburse the reasonable expenses incurred by an indemnitee in advance of the final disposition of the proceeding. No member of Pearl Towers LLC, including the Managing Member, is obligated to make capital contributions to enable Pearl Towers LLC to fund these indemnification obligations.

Additionally, Pearl Towers LLC will indemnify and hold harmless each of the non-managing members acting on behalf of Pearl Towers LLC pursuant to the terms of

Under Maryland law, a Maryland corporation may include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. In addition, our bylaws require us to indemnify and advance expenses to our directors and officers to the maximum extent permitted by Maryland law. See “Provisions of Maryland Law and Kimco’s Charter and Bylaws.”

Pearl Towers LLC/ Delaware Law	Kimco / Maryland Law

the operating agreement from and against any claim by any third party seeking monetary damages against such non-managing member arising out of such non-managing member’s performance of its duties in good faith. Such indemnity shall continue unless and until a court of competent jurisdiction adjudicates that such course of conduct constituted gross negligence, willful misconduct or fraud of the non-managing member.

No member of Pearl Towers LLC shall be obligated personally for any debt, obligation or liability of Pearl Towers LLC or of any other member, whether arising in contract, tort or otherwise, solely by reason of being a member of Pearl Towers LLC. Additionally, the Managing Member and its officers, directors and/or trust managers shall not be liable for monetary damages to Pearl Towers LLC, any non-managing members or any assignees of non-managing members for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the Managing Member acted in good faith.

Anti-Takeover Provisions

Except in limited circumstances (see “—Voting Rights” below), the Managing Member has exclusive management power over the business and affairs of Pearl Towers LLC. Accordingly, the Managing Member may hinder the ability of Pearl Towers LLC to engage in a merger transaction or other business combination. The Managing Member may not be removed as managing member by the other members with or without cause.

A non-managing member generally may not transfer all or any portion of its membership interest, or any of such member’s economic rights as a member, without the prior written consent of the Managing Member, which consent may not be unreasonably withheld. Furthermore, upon the transfer by a non-managing member of its membership interest, the transferee may become a member of Pearl Towers LLC only upon the Managing Member’s consent, which the Managing Member may give or withhold in its sole and absolute discretion. Until admitted to Pearl Towers LLC as a member, a transferee of a membership interest is not entitled to vote on any matter submitted to the members for their approval. The ability of a non-managing member to transfer its membership interest in Pearl Towers LLC may be further limited by other factors. See “Operating Agreement—Transferability of Interests.”

Our charter and bylaws contain provisions that may have the effect of delaying or discouraging a proposal for the acquisition of Kimco or the removal of incumbent directors. These provisions include, among others, provisions designed to avoid concentration of share ownership in a manner that would jeopardize our status as a REIT under the Code.

Maryland law also contains provisions which could delay, defer or prevent a change of control or other transaction. See “Provisions of Maryland Law and Kimco’s Charter and Bylaws.”

Pearl Towers LLC/ Delaware Law	Kimco / Maryland Law

Voting Rights

Under the operating agreement, the non-managing members have voting rights only as to specified matters including:

•     amending the operating agreement, except in limited circumstances; and

•     those other actions discussed above under “Operating Agreement—Management.”

The non-managing members generally do not otherwise have the right to vote on decisions relating to the operation or management of Pearl Towers LLC.

Kimco’s directors are elected at the annual meeting of stockholders and serve one year terms and until their successors are duly elected and qualified, with the exception that vacancies on the board are filled by a majority vote of Kimco’s directors, and directors so appointed serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.

A Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter does not provide for a lesser percentage in these situations.

The following is a comparison of the voting rights of the non-managing members of Pearl Towers LLC and of our stockholders as they relate to major transactions:

A. Amendment of the Organizational Documents

Amendments to the operating agreement may be proposed by the Managing Member. Following such proposal, the Managing Member shall submit any proposed amendment to the Member Representative with notice to the non-managing members. Except as especially provided otherwise in the operating agreement, a proposed amendment shall be adopted and be effective as an amendment to the operating agreement if it is approved by (i) the Managing Member and (ii) the Member Representative. In addition, amendments that would, among other things:

The Maryland General Corporation Law generally allows amendment of a corporation’s charter if its board of directors adopts a resolution setting forth the amendment proposed, declaring its advisability and directing that it be submitted to the stockholders for consideration, and the stockholders thereafter approve such proposed amendment either at a special meeting called by the board for the purpose of approval of such amendment by the stockholders or, if so directed by the board, at the next annual stockholders’ meeting by the affirmative vote of two-thirds of all votes entitled to be cast on the matter.

• modify the limited liability of a non-managing member in a manner adverse to such non-managing member;	Most amendments to Kimco’s charter must be approved by the board of directors and by the vote of at least two-thirds of the votes entitled to be cast at a meeting of stockholders.
• alter rights of the non-managing member to receive distributions;

Pearl Towers LLC/ Delaware Law	Kimco / Maryland Law

• alter or modify a non-managing member’s redemption rights in a manner adverse to such non-managing member; or
• amend the section of the operating agreement requiring non-managing member consent to certain amendments,

must be approved by each non-managing member that would be materially and adversely affected by any such amendment. We may amend the operating agreement without the consent of the non-managing members or the Member Representative if the purpose or the effect of such amendment is (i) to add to the obligations of the Managing Member or surrender any right or power granted to the Managing Member or any affiliate of the Managing Member for the benefit of the members; (ii) to reflect the admission, substitution, termination, or withdrawal of members in accordance with the operating agreement; (iii) to set forth the designations, rights, powers, duties and preferences of the holders of any additional membership interests; (iv) to reflect a change that is of an inconsequential nature and does not adversely affect the members in any material respect, or to cure any ambiguity, correct or supplement any provision in the operating agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the operating agreement that will not be inconsistent with law or with the provisions of the operating agreement; (v) to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law; or (vi) to reflect changes that are reasonably necessary for us to maintain our status as a REIT.

B. Vote Required to Dissolve; Vote Required to Sell Assets or Merge

Dissolution. Pearl Towers LLC shall dissolve, and its affairs shall be wound up, only upon the first to occur of any of the following:	Under Maryland law, a dissolution must be approved by our board of directors and by a vote of at least two-thirds of the outstanding common stock of Kimco.

•     an election to dissolve Pearl Towers LLC made by the Managing Member;

•     an entry of a decree of judicial dissolution of Pearl Towers LLC pursuant to the provisions of the Delaware Limited Liability Company Act; or

•     the sale of all or substantially all of the assets and properties of Pearl Towers LLC.

Under the Maryland General Corporation Law, unless the corporate charter states otherwise and except for certain transfers of all or substantially all of a corporation’s assets and mergers that do not require stockholder approval, the

•     sale, lease, exchange or transfer of all or substantially all of the assets of a corporation not in the ordinary course of business conducted by it, or

Pearl Towers LLC/ Delaware Law	Kimco / Maryland Law

Sale of Assets. The operating agreement generally provides that the Managing Member may dispose of any of the assets of Pearl Towers LLC without the consent of the non-managing members or the Member Representative.

Merger. See “—Anti-Takeover Provisions.”

•     any merger, consolidation or share exchange involving the corporation,

requires approval by holders of two-thirds of the shares of the corporation entitled to vote on such matters.

Kimco’s charter does not provide otherwise.

Compensation, Fees and Distributions

The Managing Member does not receive any compensation for its services as managing member of Pearl Towers LLC. Pearl Towers LLC will, however, reimburse us and the Managing Member for all expenses incurred relating to the ownership and operation of Pearl Towers LLC.

Our officers and outside directors receive compensation for their services as more fully described in the Proxy Statement incorporated by reference into this prospectus.

Liability of Investors

Under the operating agreement and applicable Delaware law, the liability of the non-managing members for the debts and obligations of Pearl Towers LLC is generally limited to the amount of their investment in Pearl Towers LLC, together with their interest in any undistributed income, if any.

Under Maryland law, our stockholders are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Liquidity

Except in limited circumstances, see “Operating Agreement— Transferability of Interests,” a non-managing member may not transfer all or any portion of its membership interest in Pearl Towers LLC without the prior written consent of the Managing Member. The Managing Member may prohibit any transfer by a non-managing member of its non-managing member interest if, in the opinion of legal counsel to Pearl Towers LLC, such transfer would require the filing of a registration statement under the Securities Act of 1933, as amended, or would otherwise violate any federal or state securities laws or regulations applicable to Pearl Towers LLC or the membership interests.

A transferee of a non-managing member’s interest in Pearl Towers LLC may not become a member of Pearl Towers LLC without the Managing Member’s consent.

Shares of common stock issued pursuant to this prospectus will be freely transferable, subject to prospectus delivery and other requirements of the Securities Act, and the transfer restrictions in our charter.

Our common stock is listed on the New York Stock Exchange. The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding, our financial results and prospects, the general interest in our and other real estate investments, and our dividend yield compared to that of other debt and equity securities.

Pearl Towers LLC/ Delaware Law	Kimco / Maryland Law

Taxes

The following discussion assumes that Pearl Towers LLC is treated as a partnership for United States federal income tax purposes.

Pearl Towers LLC itself is not subject to United States federal income taxes. Instead, each holder of units includes its allocable share of Pearl Towers LLC’s taxable income or loss in determining its individual United States federal income tax liability. Cash distributions from Pearl Towers LLC generally are not taxable to a holder of non-managing member units except to the extent they exceed such holder’s basis in its interest in Pearl Towers LLC (which will include such holder’s allocable share of Pearl Towers LLC’s debt).

Loss from Pearl Towers LLC generally is subject to the “passive activity” limitations. Under the “passive activity” limitations, loss from Pearl Towers LLC that is considered “passive loss” generally can be offset only against income from other investments that constitute “passive activities.”

Holders of non-managing member units are required, in some cases, to file state income tax returns and/or pay state income taxes in the states in which Pearl Towers LLC owns property, even if they are not residents of those states.

Distributions made by us to our taxable domestic stockholders out of current or accumulated earnings and profits generally will be taken into account by them as ordinary income. U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. Distributions in excess of current or accumulated earnings and profits (other than capital gain dividends) will be treated as a non-taxable return of basis to the extent of a stockholder’s adjusted basis in its common stock, with the excess taxed as capital gain. Distributions that are designated as capital gain dividends generally will be taxed as gains from the sale or disposition of a capital asset at a rate of 15% or 25%. See “Material United States Federal Income Tax Considerations.”

Dividends paid by us will not be treated as income from “passive activities” and cannot be offset with losses from “passive activities.”

Stockholders who are individuals generally will not be required to file state income tax returns and/or pay state income taxes outside of their state of residence with respect to our operations and distributions. Kimco may be required to pay state income taxes in certain states.

PROVISIONS OF MARYLAND LAW AND

KIMCO’S CHARTER AND BYLAWS

The following paragraphs summarize provisions of Maryland law and describe our charter and bylaws. This is a summary, and does not completely describe Maryland law, our charter or our bylaws. For a complete description, we refer you to the Maryland General Corporation Law, our charter and our bylaws. We have incorporated by reference our charter and bylaws as exhibits to the registration statement of which this prospectus is a part.

Election of Directors

Under the Maryland General Corporation Law, a corporation must have at least one director. Subject to this provision, a corporation’s bylaws may alter the number of directors and authorize a majority of the entire board of directors to alter within specified limits the number of directors set by the corporation’s charter or its bylaws.

Kimco’s bylaws provide that the number of directors shall not be less than three nor more than 15 and that the number of directors may be changed by a majority vote of the Kimco board of directors. Kimco’s board of directors currently consists of nine directors. Each director serves a one-year term and until his or her successor is duly elected and qualified. There is no cumulative voting on the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of our directors. A vacancy resulting from an increase in the number of directors may be filled by a majority vote of the entire board of directors or by the affirmative vote of the holders of a majority of our shares then entitled to vote at an election of directors. Other vacancies may be filled by the vote of a majority of the remaining directors.

Removal of Directors

Under the Maryland General Corporation Law, unless the corporation’s charter provides otherwise, the stockholders of a corporation with a non-classified board of directors may remove any director with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors.

Kimco’s bylaws provide that directors may be removed, with or without cause, at any meeting of stockholders by the vote of the holders of a majority of the stock represented and entitled to vote.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or
•

an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of the Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

In addition to the restrictions on business combinations provided under Maryland law, our charter also contains restrictions on business combinations. See “Description of Kimco Capital Stock – Anti-Takeover Considerations.”

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and satisfied other conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may be able to redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. Our charter and bylaws do not provide for any such exemption.

Duties of Directors with Respect to Unsolicited Takeovers

Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) make a determination under the Maryland business combination or control share acquisition statutes described above or (c) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

Unsolicited Takeovers

Under Maryland law, a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors may elect to be subject to certain statutory provisions relating to unsolicited takeovers which, among other things, would automatically classify the board of directors into three classes with staggered terms of three years each and vest in the board of directors the exclusive right to determine the number of directors and the exclusive right, by the affirmative vote of a majority of the remaining directors, to fill vacancies on the board of directors, even if the remaining directors do not constitute a quorum. These statutory provisions relating to unsolicited takeovers also provide that any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, rather than the next annual meeting of directors, as would otherwise be the case, and until his successor is elected and qualified.

An election to be subject to any or all of the foregoing statutory provisions may be made in our charter or bylaws, or by resolution of our board of directors, without stockholder approval. Any such statutory provision to which we elect to be subject will apply even if other provisions of Maryland law or our charter or bylaws provide to the contrary. Neither our charter nor our bylaws provides that we are subject to any of the foregoing statutory provisions relating to unsolicited takeovers. However, our board of directors could adopt a resolution, without stockholder approval, to elect to become subject to some or all of these statutory provisions.

If we made an election to be subject to such statutory provisions and our board of directors was divided into three classes with staggered terms of office of three years each, the classification and staggered terms of office of our directors would make it more difficult for a third party to gain control of our board of directors since at least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of our board of directors.

Amendments to the Charter

The Maryland General Corporation Law generally allows amendment of a corporation’s charter if its board of directors adopts a resolution setting forth the amendment proposed, declaring its advisability and directing that it be submitted to the stockholders for consideration, and the stockholders thereafter approve such proposed amendment either at a special meeting called by the board for the purpose of approval of such amendment by the stockholders or, if so directed by the board, at the next annual stockholders’ meeting by the affirmative vote of two-thirds of all votes entitled to be cast on the matter.

Most amendments to Kimco’s charter must be approved by the board of directors and by the vote of at least two-thirds of the votes entitled to be cast at a meeting of stockholders.

Amendment to the Bylaws

Under the Maryland General Corporation Law, the power to amend the bylaws may be left with the stockholders, vested exclusively in the directors or shared by both groups.

Kimco’s bylaws provide that stockholders have the power to adopt, alter or repeal any bylaws or to make new bylaws, and that the board of directors shall have the power to do the same, except that the board of directors shall not alter or repeal the section of the bylaws governing amendment or any bylaws made by the stockholders.

Dissolution of Kimco Realty Corporation

Under Maryland law, a dissolution must be approved by our board of directors and by a vote of at least two-thirds of the outstanding common stock of Kimco.

Procedures of Meetings of Stockholders

Our bylaws provide that an annual meeting of stockholders is to be held each year during the month of May at a time and place designated by the Kimco board. Not less than ten nor more than 60 days before each meeting of stockholders, Kimco’s corporate secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting written or printed notice stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, either by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business or by any other means permitted by Maryland law.

Under the Maryland General Corporation Law, a special meeting of stockholders may be called by the President, the board of directors or any other person specified in the corporation’s charter or bylaws and at the request of stockholders holding at least 25% of the votes entitled to be cast at the meeting.

Kimco’s bylaws provide that a special meeting of stockholders may be called by the President or at the request in writing of a majority of the board of directors or of stockholders owning not less than 25% of Kimco’s issued and outstanding shares. A special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting held during the preceding 12 months.

Limitation of Liability and Indemnification

Under Maryland law, a Maryland corporation may include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which Kimco’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate Kimco to indemnify any present or former director or officer or any individual who, while a director of Kimco and at the request of Kimco, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her status as a present or former director or officer of Kimco and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of the Kimco and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her status as a present or former director or officer of Kimco and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax considerations related to our REIT election and the ownership and disposition of our common stock. This summary is based on current law, is for general information only and is not tax advice. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. Future legislation, Treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion or the desirability of an investment in a REIT relative to other investments. In addition, the administrative interpretations and practices of the Internal Revenue Service (the “IRS”) include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received those rulings. This summary assumes that shares of our common stock and membership units in Pearl Towers LLC are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Except as described below, we have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT, and the statements in this summary are not binding on the IRS or any court. No assurance can be provided that the tax considerations contained in this discussion will not be challenged by the IRS, or if challenged, will be sustained by a court. Also, this summary does not address all of the tax considerations that may be relevant to particular holders of our common stock or membership units in Pearl Towers LLC in light of their personal circumstances, including, without limitation:

•	banks, insurance companies or other financial institutions;
•	broker-dealers;
•	“S” corporations;
•	traders;
•	expatriates;
•	pension plans and other tax-exempt organizations;
•	persons who are subject to alternative minimum tax;
•	persons who hold their shares of our common stock or membership units in Pearl Towers LLC as a position in a “straddle” or as part of a “hedging”, “conversion” or other risk reduction transaction;
•	regulated investment companies and real estate investment trusts;
•	persons deemed to sell their shares of our common stock or membership units in Pearl Towers LLC under the constructive sale provisions of the Code;
•	United States persons that have a functional currency other than the United States dollar;
•	except to the extent specifically discussed below, non-U.S. Holders (as defined below);
•	persons who are subject to the alternative minimum tax provisions of the Code; or
•	partnerships or other entities treated as partnerships for United States federal income tax purposes and partners in such partnerships.

In addition, this summary does not purport to deal with aspects of taxation that may be relevant to a member of Pearl Towers LLC (except to the extent discussed in “—Tax Consequences of the Exercise of Redemption Rights”). This discussion does not address any state, local or foreign tax consequences of ownership of our common stock or our election to be taxed as a REIT.

For purposes of this discussion, a “U.S. Holder” means a holder of our common stock that, for federal income tax purposes, is:

•	a citizen or resident of the United States;
•	a corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;
•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•

a trust (a) the administration over which a United States court is able to exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control, and certain other trusts considered U.S. Holders for federal income tax purposes.

A “non-U.S. Holder” is a holder of our common stock, that is not a U.S. Holder. See “—Taxation of Non-U.S. Holders.”

You are urged to consult your tax advisor regarding the specific tax consequences to you of:
•	the redemption of your Pearl Towers LLC units for cash or the exchange of such units for our common stock;
•	the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences;
•	our election to be taxed as a REIT for federal income tax purposes; and
•	potential changes in applicable tax laws.

Tax Consequences of the Exercise of Redemption Rights

If you exercise your right to require Pearl Towers LLC to redeem all or part of your Pearl Towers LLC units, and we elect to acquire some or all of your units in exchange for our common stock, assuming your units are properly treated as membership units of Pearl Towers LLC for United States federal income tax purposes, the exchange will be a taxable transaction. You generally will recognize gain in an amount equal to the value of our common stock received, plus the amount of liabilities of Pearl Towers LLC allocable to your units being acquired, less your tax basis in those units. The recognition of any loss is subject to a number of limitations set forth in the Code. The character of any gain or loss as capital or ordinary will depend on the nature of the assets of Pearl Towers LLC at the time of the exchange. The tax treatment of any redemption of your units by Pearl Towers LLC for cash may be similar, depending on your circumstances. You are urged to consult your tax advisor as to whether your Pearl Towers LLC units are treated as units of Pearl Towers LLC, for United States federal income tax purposes and the consequences of the redemption of your Pearl Towers LLC units for cash or the exchange of such units for our common stock, based on your particular circumstances.

Taxation of the Company as a REIT

General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year beginning January 1, 1992. We believe we have been organized and have operated in a manner that allows us to qualify for taxation as a REIT under the Code commencing with our taxable year beginning January 1, 1992. We intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operated, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify.”

The sections of the Code and the corresponding Treasury regulations that relate to the qualification and operation of a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. Our qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Code discussed below, including through our actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that our actual results of operation in any particular taxable year have satisfied or will satisfy those requirements. See “—Failure to Qualify.” Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to holders. We will be required to pay federal income tax, however, as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.
•	We may be required to pay the “alternative minimum tax” on our items of tax preference.
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If we have (1) net income from the sale or other disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rates on this income. Foreclosure property is generally defined as property acquired by foreclosure or after a default on a loan secured by the property or a lease of the property.

•

We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

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If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a 100% tax equal to (1) the greater of (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below, and (b) the amount by which 95% (90% for our taxable years ending on or prior to December 31, 2004) of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by (2) a fraction intended to reflect our profitability.

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If we fail to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% and 10% asset tests), as described below, due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

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If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

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If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such taxable year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we will be required to pay a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

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If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate level tax. The results described in this paragraph with respect to the recognition of gain assume that we or the C corporation, as applicable, have made or refrained from making a timely election under the relevant Treasury regulations in order to obtain the results described in this paragraph with respect to the recognition of gain.

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We will be subject to a 100% penalty tax on any redetermined rents, redetermined deductions or excess interest. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary of ours to any of our tenants. See “—Ownership of Interests in Taxable REIT Subsidiaries.” Redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. See “—Penalty Tax.”

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors,
(2)	that issues transferable shares or transferable certificates to evidence beneficial ownership,

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code,
(4)	that is not a financial institution or an insurance company within the meaning of certain provisions of the Code,
(5)	that is beneficially owned by 100 or more persons,
(6)

not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year, and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have been organized and operated in a manner that has allowed us to satisfy conditions (1) through (7) inclusive during the relevant time periods. In addition, our charter provides, and the articles supplementary for any series of preferred stock will provide, for restrictions regarding the ownership and transfer of our stock, which restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. The ownership and transfer restrictions pertaining generally to our common stock are described in “Description of Kimco Capital Stock—Common Stock—Restrictions on Ownership”. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the applicable Treasury regulations requiring us to attempt to ascertain the actual ownership of our shares, and we do not know, and would not have known through the exercise of reasonable diligence, that we failed to meet the requirement set forth in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Qualified REIT Subsidiaries and Interests in Limited Liability Companies and Partnerships. We own and operate a number of properties through subsidiaries. A corporation which is a “qualified REIT subsidiary” shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” shall be treated as assets, liabilities and items of the REIT. Thus, in applying the requirements described herein, our “qualified REIT subsidiaries” will be ignored, and all assets, liabilities and items of income, deduction, and credit of those subsidiaries will be treated as our assets, liabilities and items. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities as described below under “—Asset Tests.” We have received a ruling from the IRS to the effect that all of the subsidiaries that were held by us prior to January 1, 1992, the effective date of our election to be taxed as a REIT, will be “qualified REIT subsidiaries” upon the effective date of our REIT election. Moreover, with respect to each subsidiary of ours formed subsequent to January 1, 1992 and prior to January 1, 1998, and which we treat as a qualified REIT subsidiary, we have owned 100% of the stock of that subsidiary at all times during the period that subsidiary has been in existence. For tax years beginning on or after January 1, 1998, any corporation, other than a taxable REIT subsidiary, wholly owned by a REIT is permitted to be treated as a “qualified REIT subsidiary” regardless of whether that subsidiary has always been owned by the REIT.

In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The character of the assets and gross income of the partnership or limited liability company will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, our proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies treated as partnerships for federal income tax purposes in which we are a partner or member will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this prospectus.

Ownership of Interests in Taxable REIT Subsidiaries. A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation, other than a REIT, with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or noncustomary services to tenants of its parent REIT.

A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, sections of the Code which apply to tax years beginning after December 31, 2000 generally intended to insure that transactions between a REIT and its taxable REIT subsidiary occur at arm’s length and on commercially reasonable terms, include a provision that may prevent a taxable REIT subsidiary from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. See “—Asset Tests.” A REIT’s ownership of securities of taxable REIT subsidiaries will not be subject to the 10% or 5% asset tests described below, and their operations will be subject to the provisions described above. See “—Asset Tests.”

As a result of the modifications to the sections of the Code which are described above and which are effective for taxable years beginning after December 31, 2000, we modified our ownership of Kimco Realty Service, Inc. (the “Service Company”). Effective January 1, 2001, we made a joint election with the Service Company to treat the Service Company as a taxable REIT subsidiary. In addition, effective January 1, 2001, we contributed the note that was issued to us from the Service Company to the capital of the Service Company and acquired 100% of the voting stock of the Service Company. Thus, we currently own 100% of the stock of the Service Company and there is no debt outstanding between the Service Company and us. In addition, we currently hold an interest in other taxable REIT subsidiaries and may acquire securities in additional taxable REIT subsidiaries in the future.

Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

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First, in each taxable year, we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (1) investments relating to real property or mortgages on real property, including rents from real property, dividends from other qualifying REITs, and, in some circumstances, interest or (2) some types of temporary investments.

•

Second, in each taxable year, we must derive at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedges of indebtedness, from (1) the real property investments described above, (2) dividends, interest and gain from the sale or disposition of stock or securities or (3) from any combination of the foregoing.

For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of that amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for purposes of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

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First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

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Second, we, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents that we receive from such a tenant that is also a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by our taxable REIT subsidiary are substantially comparable to rents paid by our other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such taxable REIT subsidiary, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value.

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Third, rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.”

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Finally, we generally must not operate or manage our property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. In addition, we may employ a taxable REIT subsidiary which may be wholly or partially owned by us to provide, on an arm’s length basis, both customary and noncustomary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of noncustomary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We have received a ruling from the IRS providing that the performance of the types of services provided by us will not cause the rents received with respect to those leases to fail to qualify as “rents from real property.” In addition, we generally do not intend to receive rent which fails to satisfy any of the above conditions. Notwithstanding the foregoing, we may have taken and may continue to take some of the actions set forth above to the extent we believe those actions will not, based on the advice of our tax counsel, jeopardize our status as a REIT.

Income we receive that is attributable to the rental of parking spaces at the properties will constitute rents from real property for purposes of the REIT gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no income, either directly or indirectly, or by a taxable REIT subsidiary, and certain other conditions are met. We believe that the income we receive that is attributable to parking spaces meets these tests and, accordingly, will constitute rents from real property for purposes of the REIT gross income tests.

From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Any income we derive from a hedging transaction will be nonqualifying income for purposes of the 75% gross income test. Except to the extent provided by Treasury regulations, however, income from a hedging transaction entered into prior to January 1, 2005, including gain from the sale or disposition of such a transaction, will be qualifying income for purposes of the 95% gross income test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate assets. Income from such a hedging transaction entered into on or after January 1, 2005 that is clearly identified as such as specified in the Code will not constitute gross income for purposes of the 95% gross income test, and therefore will be exempt from this test. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made by us. To the extent that we do not properly identify such transactions as hedges or hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure our hedging transactions in a manner that does not jeopardize our status as a REIT. To the extent a taxable REIT subsidiary of ours pays dividends, such dividend income will qualify under the 95%, but not the 75%, REIT gross income test. We intend to monitor the amount of the dividend and other income from our taxable REIT subsidiaries and we intend to take actions to keep this income, and any other nonqualifying income, within the limitations of the REIT income tests. While we expect these actions will prevent a violation of the REIT income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT if we are entitled to relief under the Code. Commencing with our taxable year beginning January 1, 2005, we may avail ourselves of the relief provisions if:

•

following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury regulations to be issued; and

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above under “—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income. Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We hold our properties for investment with a view to long-term appreciation, we are engaged in the business of acquiring, developing, owning and operating our properties and we make such occasional sales of the properties as are consistent with our investment objectives. There can be no assurance, however, that the IRS might not successfully contend that one or more of those sales is subject to the 100% penalty tax. We would be required to pay 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•

Amounts are received by a REIT for services customarily furnished or rendered in connection with the rental of real property. This safe harbor, however, is no longer available commencing with our taxable year beginning January 1, 2005;

•	Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying a 1% de minimis exception;
•	The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;
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Rents paid to the REIT by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT’s tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

•	The taxable REIT subsidiary’s gross income from the service is not less than 150% of the subsidiary’s direct cost in furnishing the service.

Asset Tests. At the close of each quarter of our taxable year, we also must satisfy the following tests relating to the nature and composition of our assets:

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First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term public debt offering with a term of at least five years, but only for the one-year period beginning on the date we receive these proceeds.

•	Second, not more than 25% of the value of our total assets may be represented by securities other than those includible in the 75% asset test.
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Third, for taxable years ending on or prior to December 31, 2000, of the investments included in the 25% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer’s outstanding voting securities.

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Finally, for taxable years beginning after December 31, 2000, (1) not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries and (2) except for the securities of a taxable REIT subsidiary and securities included in the 75% asset test, not more than 5% of the value of our total assets may be represented by securities of any one issuer and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Solely for purposes of the 10% value test, however, certain types of securities, including certain “straight debt” securities, are disregarded as securities. In addition, commencing with our taxable year beginning January 1, 2005, solely for the purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for these purposes certain securities described in the Code.

We currently have numerous direct and indirect wholly-owned subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT is prohibited unless such subsidiary is a taxable REIT subsidiary. However, if our subsidiaries are “qualified REIT subsidiaries” as defined in the Code, those subsidiaries will not be treated as separate corporations for federal income tax purposes. Thus, our ownership of stock of a “qualified REIT subsidiary” will not cause us to fail the asset tests.

Prior to January 1, 2001, we owned 100% of the nonvoting preferred stock of the Service Company and did not own any of the voting securities of the Service Company. Effective January 1, 2001, we made a joint election with the Service Company to treat the Service Company as a taxable REIT subsidiary. In addition, effective January 1, 2001, we acquired 100% of the voting stock of the Service Company and currently own 100% of the stock of the Service Company.    We believe that (1) the value of the securities of the Service Company held by us did not exceed at the close of any quarter during a taxable year that ended on or prior to December 31, 2000 5% of the value of our total assets and (2) the value of the securities of all our taxable REIT subsidiaries has not exceeded and will not exceed more than 20% of the value of our total assets at the close of each quarter during a taxable year that begins after December 31, 2000. No independent appraisals will be obtained to support this conclusion. There can be no assurance that the IRS will not contend that the value of the securities of the Service Company held by us exceeds the applicable value limitation.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by the disposition of sufficient nonqualifying assets within 30 days after the close of the quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (1) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000 and (2) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued. For violations of any asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period, by taking steps including (1) the disposition of sufficient nonqualifying assets or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury regulations to be issued, (2) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (3) disclosing certain information to the IRS. Although we believe that we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any calendar quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful or a reduction in our overall interest in an issuer (including a taxable REIT subsidiary) will not be required. If we fail to cure any noncompliance with the asset tests in a timely manner and the relief provisions described above are not available, we would cease to qualify as a REIT. See “—Failure to Qualify” below.

Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our holders in an amount at least equal to the sum of:

•	90% of our REIT taxable income, and
•	90% of our after tax net income, if any, from foreclosure property; minus
•	the excess of the sum of specified items of non-cash income items over 5% of our REIT taxable income.

Our REIT taxable income is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income items include income attributable to leveled stepped rents, original issue discount or purchase money discount debt, cancellation of indebtedness, and a like-kind exchange that is later determined to be taxable.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognize on the disposition of the asset, to the extent that gain does not exceed the excess of (1) the fair market value of the asset, over (2) our adjusted basis in the asset, in each case, on the date we acquired the asset.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. At our election, a distribution will be treated as paid in a taxable year if it is declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. These distributions generally are taxable to our holders, other than tax-exempt entities, in the year in which paid. This is so even though these distributions relate to the prior years for purposes of our 90% distribution requirements. The amount distributed must not be preferential. To avoid being preferential, every holder of the class of stock to which a distributions is made must be treated the same as every other holder of that class, and no class of stock may be treated other than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing our REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy our distribution requirement. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of those expenses in determining our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may be required to borrow funds, or pay dividends in the form of taxable stock dividends.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirements for a year by paying “deficiency dividends” to our holders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends and would be subject to any applicable penalty provisions.

In addition, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

For purposes of the 90% distribution requirement and excise tax described above, distributions declared during the last three months of the taxable year, payable to our holders of record on a specified date during such period and paid during January of the following year, will be treated as paid by us and received by our holders on December 31 of the year in which they are declared.

Failure to Qualify

Commencing with our taxable year beginning January 1, 2005, specified cure provisions are available to us in the event that we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. That failure to qualify for taxation as a REIT could have an adverse effect on the market value and marketability of our common stock offered by this prospectus. Distributions to holders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our holders. As a result, we anticipate that our failure to qualify as a REIT would substantially reduce the cash available for distribution by us to our holders. In addition, if we fail to qualify as a REIT, all distributions to our holders will be taxable as regular corporate dividends to the extent of current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Other Tax Matters

Some of our investments are through partnerships which may involve special tax risks. These risks include possible challenge by the IRS of (a) allocations of income and expense items, which could affect the computation of our income, and (b) the status of the partnerships as partnerships, as opposed to associations taxable as corporations, for income tax purposes. Treasury regulations that are effective as of January 1, 1997 provide that a domestic partnership is generally taxed as a partnership unless it elects to be taxed as an association taxable as a corporation. None of the partnerships in which we are a partner has made or intends to make that election. These Treasury regulations provide that a partnership’s claimed classification will be respected for periods prior to January 1, 1997 if the entity had a reasonable basis for its claimed classification, and that partnership had not been notified in writing on or before May 8, 1996 that the classification of that entity was under examination. If any of the partnerships were treated as an association for a prior period, and (i) if our ownership in any of those partnerships exceeded 10% of the partnership’s voting interest or (ii) the value of that interest exceeded 5% of the value of our assets, we could cease to qualify as a REIT for that period and possibly future periods. Moreover, the deemed change in classification of that partnership from an association to a partnership effective as of January 1, 1997 would be a taxable event. We believe that each of the partnerships has been properly treated for tax purposes as a partnership, and not as an association taxable as a corporation. However, no assurance can be given that the IRS may not successfully challenge the status of any of the partnerships.

We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business. Our state or local tax treatment may not conform to the federal income tax consequences described above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on the receipt, ownership and disposition of our common stock.

Taxation of Taxable U.S. Holders

Distributions Generally: Distributions out of our current or accumulated earnings and profits will constitute dividends and, other than with respect to capital gain dividends and certain amounts that have previously been subject to corporate level tax discussed below, will be taxable to our taxable U.S. Holders as ordinary income. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. Holders that are corporations. For purposes of determining whether distributions to holders of our common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if and when issued, and then to our common stock.

To the extent that we make distributions, other than capital gain dividends discussed below, on our common stock in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Holder. This treatment will reduce the adjusted tax basis which each U.S. Holder has in its shares of our common stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. Holder’s adjusted tax basis in its shares will be taxable as capital gains. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a U.S. Holder of record on a specified date in any of these months will be treated as both paid by us and received by the U.S. Holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. Holders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions: Distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. Holders as a gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. These gains may be taxable to non-corporate U.S. Holders at a 15% or 25% rate. U.S. Holders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations: Distributions we make and gain arising from the sale or exchange by a U.S. Holder of our shares will not be treated as passive activity income. As a result, U.S. Holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. Holder may elect to treat capital gain dividends and capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the U.S. Holder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Retention of Net Capital Gains: We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. Holder generally would:

•

include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Holder’s long-term capital gains;
•	receive a credit or refund for the amount of tax deemed paid by it;
•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and
•	in the case of a U.S. Holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains as required by Treasury regulations to be prescribed by the IRS.

Dispositions of Our Common Stock: If you are a U.S. Holder and you sell or dispose of your shares of common stock, to a person other than us, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss, except as provided below, will be long-term capital gain or loss if you have held the common stock for more than one year. If, however, you recognize loss upon the sale or other disposition of our common stock that you have held for six months or less, after applying certain holding period rules, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Information Reporting and Backup Withholding: We report to our U.S. Holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding with respect to dividends paid unless the U.S. Holder is a corporation or is otherwise exempt and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. Holder’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any holders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Holders.”

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced to 15%. In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year). The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Taxation of Tax-Exempt Holders

Dividend income from us and gain arising upon a sale of shares of our common stock generally will not be unrelated business taxable income to a tax-exempt Holder, except as described below. This income or gain will be unrelated business taxable income, however, if a tax-exempt Holder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt Holder. Generally, debt-financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt Holder.

For tax-exempt Holders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our Holders. However, because our stock is publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Holders

The following discussion addresses the rules governing United States federal income taxation of the ownership and disposition of our common stock by non-U.S. Holders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income taxation that may be relevant to a non-U.S. Holder in light of its particular circumstances and does not address any state, local or foreign tax consequences. We urge non-U.S. Holders to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the receipt, ownership, and disposition of shares of our common stock, including any reporting requirements.

Distributions Generally. Distributions that are neither attributable to gain from our sale or exchange of United States real property interests nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the distributions are treated as effectively connected with the conduct by the non-U.S. Holder of a United States trade or business. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance for deductions) at graduated rates, in the same manner as dividends paid to U.S. Holders are subject to tax, and are generally not subject to withholding. Any such dividends received by a non-U.S. Holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

We expect to withhold United States income tax at the rate of 30% on any distributions made to a non-U.S. Holder unless:

•	a lower treaty rate applies and the non-U.S. Holder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or
•	the non-U.S. Holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. Holder’s trade or business.

Returning Capital Distributions. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. Holder to the extent that such distributions do not exceed the non-U.S. Holder’s adjusted basis in our common stock, but rather will reduce the adjusted basis of such common stock. To the extent that such distributions exceed a non-U.S. Holder’s adjusted basis in our common stock, they will give rise to gain from the sale or exchange of such stock. The tax treatment of this gain is described below.

For withholding purposes, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests. Distributions to a non-U.S. Holder that we properly designate as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to United States federal income taxation, unless:

•

the investment in our common stock is treated as effectively connected with the non-U.S. Holder’s United States trade or business, in which case the non-U.S. Holder will be subject to the same treatment as a U.S. Holders with respect to such gain, except that a non-U.S. Holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

•

the non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Pursuant to FIRPTA, distributions that are attributable to net capital gain from our sale or exchange of U.S. real property interests and paid to a non-U.S. Holder that owns more than 5% of the value of common stock at any time during the one-year period ending on the date of distribution will be subject to United States federal income tax as income effectively connected with a United States trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend.

Non-U.S. Holders would generally be taxed at the same rates applicable to U.S. Holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. We will be required to withhold and to remit to the IRS 35% of any distribution to a non-U.S. Holder that could be treated as a capital gain dividend. The amount withheld is creditable against the non-U.S. Holder’s United States federal income tax liability. However, any distribution with respect to any class of stock which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% United States withholding tax described above, if the non-U.S. Holder did not own more than 5% of such class of stock at any time during the one-year period ending on the date of the distribution. Instead, such distributions will be treated as ordinary dividend distributions.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the common stock held by non-U.S. Holders generally should be treated in the same manner as our actual distributions of capital gain dividends. Under this approach, a non-U.S. Holder would be able to offset as a credit against its United States federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent its proportionate share of such tax paid by us exceeds its actual United States federal income tax liability.

Dispositions of Our Common Stock. Gain recognized by a non-U.S. Holder upon the sale or exchange of our common stock generally will not be subject to United States taxation unless such stock constitutes a U.S. real property interest. Our common stock will not constitute a U.S. real property interest if we are a domestically-controlled qualified investment entity, which includes a REIT if at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. Holders.

Notwithstanding the foregoing, gain from the sale or exchange of our common stock not otherwise subject to FIRPTA will be taxable to a non-U.S. Holder if either (1) the investment in our common stock is treated as effectively connected with the non-U.S. Holder’s United States trade or business or (2) the non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our common stock (subject to the 5% exception applicable to regularly traded stock described above), a non-U.S. Holder may be treated as having gain from the sale or exchange of U.S. real property interest if the non-U.S. Holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Even if we do not qualify as a domestically-controlled qualified investment entity at the time a non-U.S. Holder sells or exchanges our common stock, gain arising from such a sale or exchange would not be subject to United States taxation under FIRPTA as a sale of a U.S. real property interest if:

•	our common stock is regularly traded, as defined by applicable Treasury regulations, on an established securities market such as the NYSE; and
•

the selling non-U.S. Holder owned, actually and constructively, 5% or less in value of our common stock throughout the shorter of the period during which the non-U.S. Holder held such stock or the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. Holder would be subject to regular United States federal income tax with respect to such gain in the same manner as a taxable U.S. Holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Backup Withholding Tax and Information Reporting. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. Holder, such non-U.S. Holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. Holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. Holder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. Holder may be subject to information reporting and backup withholding unless such non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. Holder status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. Holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding United States federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. You should consult your tax advisor regarding the effect of state, local and foreign tax laws with respect to Kimco’s tax treatment as a REIT and on the receipt, ownership and disposition of Kimco common stock.

PLAN OF DISTRIBUTION

This prospectus relates to the possible issuance by us of up to 138,016 shares of our common stock if, and to the extent that, holders of non-managing member units tender such units for redemption and we elect, in our discretion, to satisfy this redemption obligation by issuing shares of our common stock. The registration of such shares does not necessarily mean that any of the non-managing member units will be tendered for redemption or that we will issue any of the common stock to satisfy such redemption obligation, or that if issued, such shares will be offered or sold by the recipient thereof. Upon the redemption of any non-managing member units, we may elect to pay cash for such units rather than issue common stock.

We will not receive any proceeds from the issuance of the shares of common stock pursuant to this prospectus to holders of non-managing member units tendered for redemption, but we will acquire units in exchange for any shares of our common stock we may issue pursuant to this prospectus.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters will be passed upon for us by Latham & Watkins LLP. Latham & Watkins LLP will rely on Venable LLP, Baltimore, Maryland as to certain matters of Maryland law and Morris, Nichols, Arsht & Tunnell LLP, Wilmington, Delaware, as to certain matters of Delaware law. Certain members of Latham & Watkins LLP and their families own beneficial interests in less than 1% of our common stock.

EXPERTS

The financial statements, financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to Kimco Realty Corporation’s Current Report on Form 8-K dated July 6, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

138,016 Shares

Kimco Realty Corporation

Common Stock

PROSPECTUS

July 6, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other expenses of issuance and distribution.
The estimated expenses in connection with this offering are estimated as follows:

SEC Registration Fee	$ 163.85
*Legal fees and expenses	100,000
*Accounting fees and expenses	50,000
*Transfer agent and listing fees	10,000
*Miscellaneous	15,000
Total	$ 175,163.85
______________

*Estimates

Item 15.	Indemnifications of directors and officers.

The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Kimco charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

The Kimco charter authorizes the company, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director of Kimco and at the request of Kimco, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The bylaws of Kimco obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of Kimco and at the request of Kimco, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The charter and bylaws also permit Kimco to indemnify and advance expenses to any person who served a predecessor of Kimco in any of the capacities described above and to any employee or agent of Kimco or a predecessor of Kimco.

The Maryland General Corporation Law requires a corporation (unless its charter provides otherwise, which Kimco’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the Maryland General Corporation Law requires Kimco, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by Kimco as authorized by the bylaws and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by Kimco if it shall ultimately be determined that the standard of conduct was not met.

Item 16.	Exhibits.

See Exhibit Index.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)          Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)          Each prospectus required to be filed pursuant to Rule 424(b)(2), 424(b)(5), or 424(b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), 41 5(a)(1) (vii), or 415(a)(1)(x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of the securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of New Hyde Park, New York, on July 5, 2007.

KIMCO REALTY CORPORATION

By:	/s/ Milton Cooper
Name: Milton Cooper Title: Chairman of the Board

POWER OF ATTORNEY

Each person whose signature appears below appoints Milton Cooper and Michael V. Pappagallo, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement thereto pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by each of the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Martin S. Kimmel	Chairman (Emeritus) of the Board of Directors	July 5, 2007
Martin S. Kimmel

/s/ Milton Cooper	Chairman of the Board of Directors and Chief Executive Officer	July 5, 2007
Milton Cooper

/s/ Michael J. Flynn	Vice Chairman of the Board of Directors, President and Chief Operating Officer	July 5, 2007
Michael J. Flynn

/s/ David B. Henry	Vice Chairman of the Board of Directors and Chief Investment Officer	July 5, 2007
David B. Henry

/s/ Richard G. Dooley	Director	July 5, 2007
Richard G. Dooley

/s/ Joe Grills	Director	July 5, 2007
Joe Grills

Signature	Title	Date

/s/ F. Patrick Hughes	Director	July 5, 2007
F. Patrick Hughes

/s/ Frank Lourenso	Director	July 5, 2007
Frank Lourenso

/s/ Richard Saltzman	Director	July 5, 2007
Richard Saltzman

/s/ Michael V. Pappagallo	Executive Vice President and Chief Financial Officer	July 5, 2007
Michael V. Pappagallo

EXHIBIT INDEX

Exhibit No.	Description
4.1	Articles of Amendment and Restatement of Kimco, dated August 4, 1994 (Incorporated by reference to Exhibit 3.1 to Kimco’s Annual Report on Form 10-K for the year ended December 31, 1994).
+4.2	Articles of Amendment of Kimco, dated June 14, 2007.
4.3	By-laws of Kimco dated February 6, 2002, as amended (Incorporated by reference to Exhibit 3.2 to Kimco’s Annual Report on Form 10-K for the year ended December 31, 2001).
4.4	Agreement of Kimco pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to Kimco’s Registration Statement on Form S-11 No. 33-42588).
4.5	Certificate of Designations (Incorporated by reference to Exhibit 4(d) to Amendment No. 1 to the Registration Statement on Form S-3 dated September 10, 1993 (File No. 33-67552)).
4.6

Indenture dated September 1, 1993, between Kimco Realty Corporation and Bank of New York (as successor to IBJ Schroder Bank and Trust Company) (Incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-3 dated September 10, 1993 (File No. 33-67552)).

4.7	First Supplemental Indenture, dated as of August 4, 1994 (Incorporated by reference to Exhibit 4.6 to Kimco’s Annual Report of Form 10-K for the year ended December 31, 1995).
4.8	Second Supplemental Indenture, dated as of April 7, 1995 (Incorporated by reference to Exhibit 4(a) to Kimco’s Current Report on Form 8-K dated April 7, 1995).
4.9	Form of Medium-Term Note (Fixed Rate) (Incorporated by reference to Exhibit 4.6 to Kimco’s Annual Report on Form 10-K for the year ended December 31, 2001).
4.10	Form of Medium-Term Note (Floating Rate) (Incorporated by reference to Exhibit 4.7 to Kimco’s Annual Report on Form 10-K for the year ended December 31, 2001).
4.11

Indenture dated April 1, 2005, between Kimco North Trust III, Kimco Realty Corporation, as Guarantor and BNY Trust Company of Canada, as Trustee (Incorporated by reference to Exhibit 4.1 to Kimco’s Current Report on Form 8-K dated April 21, 2005).

4.12	Third Supplemental Indenture dated as of June 2, 2006 (Incorporated by reference to Exhibit 4.1 to Kimco’s current report on Form 8-K dated June 5, 2006).
4.13	Fourth Supplemental Indenture dated as of April 26, 2007 (Incorporated by reference to Exhibit 1.3 to Kimco’s current report on Form 8-K dated April 26, 2007).
4.14

Fifth Supplemental Indenture, dated as of October 31, 2006, among Kimco Realty Corporation, Pan Pacific Retail Properties, Inc. and Bank of New York Trust Company, N.A., as trustee (Incorporated by reference to Exhibit 4.1 to Kimco’s current report on Form 8-K dated November 3, 2006).

4.15

First Supplemental Indenture, dated as of October 31, 2006, among Kimco Realty Corporation, Pan Pacific Retail Properties, Inc. and Bank of New York Trust Company, N.A., as trustee (Incorporated by reference to Exhibit 4.2 to Kimco’s current report on Form 8-K dated November 3, 2006).

4.16

First Supplemental Indenture, dated as of June 2, 2006, among Kimco North Trust III, Kimco Realty Corporation, as Guarantor and BNY Trust Company of Canada, as Trustee (Incorporated by reference to Exhibit 4.12 to Kimco’s Annual Report on Form 10-K for the year ended December 31, 2006).

4.17

Second Supplemental Indenture, dated as of August 16, 2006, among Kimco North Trust III, Kimco Realty Corporation, as Guarantor and BNY Trust Company of Canada, as Trustee (Incorporated by reference to Exhibit 4.13 to Kimco’s Annual Report on Form 10-K for the year ended December 31, 2006).

+5.1	Opinion of Venable LLP regarding the validity of the Common Stock being registered.
+8.1	Opinion of Latham & Watkins LLP regarding tax matters.
+10.1	Amended and Restated Limited Liability Company Agreement of Pearl Towers LLC, dated as of June 22, 2006.
+23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Venable LLP (included in Exhibit 5.1).
23.3	Consent of Latham & Watkins LLP (included in Exhibit 8.1).
24.1	Power of Attorney (included on the signature page of this registration statement).

____________________

+ filed herewith